

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2011

Via E-Mail

Mr. Sean P. McGrath
Chief Financial Officer
Atlas Resources Public 17-2008 (B) L.P.
Westpointe Corporate Center One
1550 Coraopolis Heights Road, 2nd Floor
Moon Township, PA 15108

> **Re: Atlas Resources Public 17-2008 (B) L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 13, 2011**
> **Response Letter Dated July 14, 2011**
> **File No. 0-53507**

Dear Mr. McGrath:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Engineering Comments

Natural Gas and Oil Reserve Information, page 6

1.   We have read your response to prior comment six from our letter dated June 30, 2011, concerning your disclosure on page 6, referring to the new oil and gas reserve and disclosure requirements, stating "The Partnership adopted these revised requirements

December 31, 2009." If you are electing not to provide the information described in Item 1202(a)(7) of Regulation S-K, please expand your disclosure to clarify that you are not disclosing qualifications of an internal technical person primarily responsible for overseeing the preparation of your reserve estimates.

Closing Comments

You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief